SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

12 AUGUST 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:         Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD ASSIGNED FITCH SHORT-TERM AND LONG-TERM RATINGS

 News Release

(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16th

 Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG
SJL/CAD/AGO375.03
NYSE Ticker: AU
12 August 2003

For immediate release  :

ANGLOGOLD ASSIGNED FITCH SHORT-TERM AND LONG-TERM RATINGS
Johannesburg (12 August 2003): Fitch Ratings, the international rating agency, announced today that it has assigned AngloGold a National Short-term rating of F1+ (zaf) and a Long-term rating of AA (zaf).

AngloGold intends to approach the South African corporate bond market shortly in order to part- fund its South African mine expansion programme. Further details will be released at a later date.

The bonds to be issued by AngloGold have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ends.

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Mark Lynam
+27 11 637-6287
083-308-6287
mplynam@anglogoldcom
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogold.com

Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogold.com
Europe & Asia

Tomasz Nadrowski

+1 917 912 4641
tnadrowski@anglogold.com
USA

Charles Carter

(Toll free) 800 417 9255

+1 212 750 7999

cecarter@anglogold.com
Australia

Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogold.com.au

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  12 AUGUST 2003
By:    /s/ C R BULL

Name:  C R Bull
Title:     Company Secretary